                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                              MACROCHEM CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   555903 10 3
                                 (CUSIP Number)

                               Steven H. Rouhandeh
                            SCO Capital Partners LLC
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019
                                 (212) 554-4158
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 2005
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

CUSIP NO. 555903 10 3               13D                     PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   SCO Capital Partners LLC

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER                         166,000,000
     SHARES
  BENEFICIALLY    8.  SHARED VOTING POWER                       0
    OWNED BY
      EACH        9.  SOLE DISPOSITIVE POWER                    166,000,000
   REPORTING
  PERSON WITH     10. SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    166,000,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    79.9%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 555903 10 3               13D                     PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   SCO Securities LLC

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER                         0
     SHARES
  BENEFICIALLY    8.  SHARED VOTING POWER                       0
    OWNED BY
      EACH        9.  SOLE DISPOSITIVE POWER                    0
   REPORTING
  PERSON WITH     10. SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 555903 10 3               13D                     PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Steven H. Rouhandeh

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

      OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER                         166,000,000
     SHARES
  BENEFICIALLY    8.  SHARED VOTING POWER                       0
    OWNED BY
      EACH        9.  SOLE DISPOSITIVE POWER                    166,000,000
   REPORTING
  PERSON WITH     10. SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    166,000,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    79.9%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, par value $.01 per share (the "Common Stock") of MacroChem Corporation, a
Delaware corporation ("MacroChem" or the "Company"). The principal executive offices of the Company are located at 110 Hartwell Avenue, Lexington,
Massachusetts 02421. The share amounts set forth in this Schedule 13D are prior to, and do not reflect, pending 1 for 7 and 1 for 6 reverse splits of the
Company's Common Stock.

This Schedule 13D is being filed pursuant to Section 13(d) of the Securities
Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

ITEM 2.  IDENTITY AND BACKGROUND.

(a)   This Schedule 13D is filed by (i) Steven H. Rouhandeh ("Rouhandeh"), (ii)
SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware ("SCO"), and (iii) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware ("SCO
Securities"). Rouhandeh, SCO and SCO Securities are collectively referred to herein as the "Reporting Persons."

(b)   The Reporting Persons' business address is 1285 Avenue of the Americas,
35th Floor, New York, New York 10019.

(c)   The principal business of Rouhandeh is to serve as the Chairman and sole member of SCO and sole member of the entity that serves as sole member of SCO
Securities. The principal business of SCO is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.

(d)   During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or
State securities laws or finding any violation with respect to such laws.

(f)   Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 23, 2005 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the "Private Placement"),
MacroChem issued to SCO 200 shares of its Series C Cumulative Convertible
Preferred Stock ("Series C Preferred Stock") and warrants to purchase an aggregate of 100,000,000 shares of Common Stock at an exercise price of $0.03 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by SCO to the Company of $2,000,000. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The
source of funds for the purchased securities was internal capital of SCO.

In addition, as consideration for services rendered as placement agent in the
Private Placement, SCO Securities received a warrant to purchase 10,000,000 shares of Common Stock at an exercise price of $0.025 per share. Other than the exercise price, the terms of the warrant issued to SCO Securities are the same as the terms of the warrants issued to the other purchasers in the Private
Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO Securities to the Company in connection with the issuance of the placement agent warrants. On December 28, 2005, SCO Securities assigned warrants to purchase 6,000,000 of the 10,000,000 shares to SCO and assigned warrants to purchase the remaining 4,000,000 shares to certain employees of SCO and entities affiliated with such employees.

ITEM 4.  PURPOSE OF TRANSACTION.

Each of the Reporting Persons purchased their shares of Series C Preferred Stock and warrants to purchase Common Stock for investment purposes. Each of the
Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

Pursuant to the terms of the Purchase Agreement, the Company is required to effect, by January 2, 2006, a 1 for 7 reverse stock split of its Common Stock as approved by the Company's stockholders at the 2005 Annual Meeting of
Stockholders on June 14, 2005. As a result of the 1 for 7 reverse stock split, each seven shares of outstanding Common Stock will be exchanged for 1 new share of the Company's common stock. In addition, the Company also agreed to effect an additional 1 for 6 reverse split of its common stock as promptly as practicable.
The purchasers in the Private Placement, including SCO, have submitted written consents approving this 1 for 6 stock split, which is expected to become effective 20 days after the Company sends an information statement to its stockholders.

For as long as at least 20% of the shares of Series C Preferred Stock issued pursuant to the Private Placement remain outstanding, (a) SCO shall have the right, from time to time, to designate two individuals, in the sole discretion of SCO, to serve as directors of the Seller (the "SCO Director Designees"), (b)
the Company shall use its best efforts to cause the number of directors to be fixed at seven, two of which shall be the SCO Director Designees (the "SCO Board
Seats"), (c) the Company shall use its best efforts to cause the SCO Director
Designees to be nominated and elected for service as directors of the Seller at each meeting of the Seller's shareholders held for the purpose of electing directors and (d) if at any time, or from time to time, one or more of the SCO
Board Seats is or becomes vacant for any reason prior to the next annual meeting of shareholders, the Company shall use its best efforts to cause such vacancy to be filled with an SCO Director Designee. In addition, the Purchase Agreement prohibits the Company from taking certain actions without the approval of a majority of the Company's board of directors, which majority must include at least one of the SCO Director Designees, until the earlier of March 31, 2006 and additional closings under the Purchase Agreement in which the Company receives gross proceeds of at least $3.5 million.

SCO wishes to recommence the Company's previously-existing business plan and scientific programs and intends to enhance these programs through potential in-licensing of additional complementary technologies, although there are no definitive plans to do so at this point.

Other than as set forth in the preceding paragraphs of this Item 4, each of the
Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the
Company; (b) an extraordinary corporate

transaction, such as a merger, reorganization or liquidation, involving the
Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)   As of the date hereof, (i) SCO owns 200 shares of Series C Preferred
Stock, which is currently convertible into 80,000,000 shares of Common Stock, and warrants to purchase an aggregate of 86,000,000 shares of Common Stock, and
(ii) SCO Securities owns no warrants to purchase Common Stock. These securities in the aggregate represent beneficial ownership of 79.9% of the outstanding
Common Stock of MacroChem as of December 28, 2005 (as set forth in its Form 10-Q filed on November 14, 2005). In his capacity as Chairman and sole member of SCO,
Rouhandeh may be deemed beneficially to own the 80,000,000 shares of Common
Stock issuable upon conversion of Series C Preferred Stock and warrants to purchase 86,000,000 shares of Common Stock owned directly by SCO. SCO has provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section 5(h) of the certificate of designations of the Series C Preferred Stock and Section 2.4 of the warrants issued in the Private Placement.

(b)   Rouhandeh, in his capacity as Chairman and sole member of SCO, has the sole power to direct the vote and disposition of the 80,000,000 shares of Common
Stock beneficially owned by SCO upon conversion of Series C Preferred Stock and, upon conversion of warrants, Rouhandeh has the sole power to direct the vote and disposition of an additional 86,000,000 shares of Common Stock underlying warrants owned by SCO.

(c)   Reference is made to the Reporting Persons' responses to Items 3 and 4.

(d)   Not applicable.

(e)   Not applicable.

ITEM  6.  CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Reporting Persons' responses to Items 3, 4 and 7.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Preferred Stock and Warrant Purchase Agreement dated December 23,
            2005 (1)

Exhibit B - Certificate of Designations, Rights and Preferences of the Series C
            Cumulative Convertible Preferred Stock (1)

Exhibit C - Form of Common Stock Purchase Warrant (1)

Exhibit D - Investor Rights Agreement (1)
--------
(1) Incorporated by reference to Exhibits 10.1, 4.1, 10.3 and 10.2 to the 8-K of
MacroChem Corporation filed December 27, 2005.

                                   SIGNATURES

      After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2005

                                       SCO CAPITAL PARTNERS LLC

                                       By: /s/ Steven H. Rouhandeh
                                          ------------------------------
                                       Name: Steven H. Rouhandeh
                                       Title: Chairman

                                       SCO SECURITIES LLC

                                       By: /s/ Jeffrey B. Davis
                                          ------------------------------
                                       Name: Jeffrey B. Davis
                                       Title: President

                                          /s/ Steven H. Rouhandeh
                                       ---------------------------------
                                           Steven H. Rouhandeh